787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 20, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Cindy Rose

Re:	SEC Staff Financial Statement Review Comments for Legg Mason Partners Equity Trust
(the “Trust”) — Legg Mason Target Retirement Series Funds

Dear Ms. Rose:

This letter responds to the comment with respect to the financial statements of the Legg Mason Target Retirement Series Funds (the “Funds”) in the annual report for the year ended January 31, 2012 that you provided in a telephone conversation with the undersigned on March 12, 2013. For your convenience, the substance of the comment has been restated below. The Trust’s response to the comment is set out immediately under the restated comment.

Comment: The breakdown for the Legg Mason Target Retirement Fund on p. 23 of the report shows that as of January 31, 2012, that Fund held 38.7% of its assets in the Western Asset Funds, Inc. — Western Asset Core Bond Portfolio. The Staff takes the position that when a fund invests more than 25% of its assets in another fund, it should disclose in the notes to its financial statements where the financial statements of the other fund may be found. The Staff believes that when a fund has invested that much of its assets in another fund, its shareholders may want to learn more about the other fund. This disclosure should be included in future shareholder reports.

Response: The Trust has asked us to inform you that it will revise the footnote designating the affiliated funds listed in the Schedules of Investments in the Funds’ shareholder reports to read as follows: “Underlying Fund is affiliated with Legg Mason, Inc. and more information about the Underlying Fund is available at www.leggmason.com/individualinvestors.”

As revised, this footnote will apply to all affiliated Underlying Funds, not only those in which a Fund may have invested more than 25% of its assets. This footnote will be included in future shareholder reports.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

March 20, 2013

The Trust has authorized us to represent that, with respect to filings made by the Trust with the Commission and reviewed by the Staff: (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact Richard F. Sennett (410-454-2220) or the undersigned (212-728-8558) with any questions you may have regarding this response.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Thomas C. Mandia, Legg Mason & Co., LLC
Rosemary D. Emmens, Legg Mason & Co., LLC
Richard F. Sennett, Legg Mason & Co., LLC
Benjamin J. Haskin, Willkie Farr & Gallagher LLP